Exhibit 1

                    Supplement to Offer to Purchase for Cash
                               Any And All Of The
                              Limited Partner Units
                                       in
                         HALLWOOD REALTY PARTNERS, L.P.
                                       for
                              $100.00 Net Per Unit
                                       by
                         HIGH RIVER LIMITED PARTNERSHIP

--------------------------------------------------------------------------------
                      THE OFFER AND WITHDRAWAL RIGHTS WILL
-------------------------------------------------------------------------------
                  EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
                 ON MAY 29, 2003, UNLESS THE OFFER IS EXTENDED.


                                    IMPORTANT

     High River Limited Partnership, a Delaware limited partnership (the "Purchaser", "we" or "us"), hereby supplements and amends its Offer to Purchase dated May 1, 2003. We are offering to purchase any and all of the outstanding limited partner units ("Units") in Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Partnership") and the associated rights (the "Rights") to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between the Partnership and EquiServe Trust Company, N.A., as rights agent, at a purchase price of $100.00 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in: (i) the Offer to Purchase dated May 1, 2003, (ii) this Supplement thereto (such Offer to Purchase as amended and supplemented by this Supplement, the "Offer to Purchase") and (iii) the related Letter of Transmittal (which collectively constitute the "Offer"). Unless the context otherwise requires, capitalized terms used in this Supplement but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.


     For  Information  or for Further  Assistance,  Please Call the  Information
Agent:


                              D.F. King & Co., Inc.
                                 48 Wall Street
                               New York, NY 10005

                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll Free: (800) 290-6426



     The Offer to Purchase refers to a possible proxy or consent solicitation. HOLDERS OF UNITS ARE ADVISED TO READ HIGH RIVER'S DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ANY HIGH RIVER SOLICITATION OF PROXIES OR CONSENTS FROM HOLDERS OF UNITS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Holders of Units and other interested parties may obtain, free of charge, copies of any Preliminary Proxy Statement (when available) and any Definitive Proxy Statement (when available) and any other documents filed by High River with the SEC, at the SEC's Internet website at www.sec.gov and any Definitive Proxy Statement (when available)will be available free of charge from High River.

                               SUMMARY TERM SHEET

The response to the question WHO IS OFFERING TO BUY MY SECURITIES? is hereby amended and restated in its entirety as follows:

     Our name is High River Limited Partnership. We are a Delaware limited partnership formed in 1991. The general partner of the company is an entity controlled by Carl C. Icahn. High River owns 235,000 units representing limited partner interests in Hallwood Realty Partners, L.P. or approximately 14.7% of the outstanding units. See the "Introduction" and Section 10.


The first bullet in response to the question WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? is hereby amended and restated in its entirety as follows:

        o We are not obligated to purchase any units if the Hallwood Realty Partners, L.P. fails to redeem the rights of limited partners to purchase additional units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between the Partnership and EquiServe Trust Company, N.A., as rights agent, without instituting any similar rights plan, or if we are not satisfied in our reasonable discretion that the rights have been invalidated or are otherwise inapplicable to the offer. If the Partnership does not redeem the rights in connection with the offer, without instituting any similar rights plan, or if we are not satisfied in our reasonable discretion that the rights have been invalidated or are otherwise inapplicable to the offer, we may, if necessary, seek through the solicitation of proxies, at a meeting of limited partners, or through the solicitation of written consents, to remove the general partner of the Partnership and to replace it with an affiliate of ours. We expect that such new general partner will take all necessary action to redeem the rights and thereby satisfy that condition. This offer does not constitute a solicitation of proxies or consents. Any such solicitation which might be made will be made pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.


The response to the question CAN I WITHDRAW PREVIOUSLY TENDERED UNITS? is hereby amended and restated in its entirety as follows:

     You may withdraw units at any time until the offer has expired and, if we have not agreed by June 29, 2003 to accept your units for payment, you may withdraw them at anytime after such time until we accept units for payment. See
Section 4.

     The following disclosure is added at the end of the "Summary Term Sheet":

                                  RISK FACTORS

     Before deciding whether or not to tender any of your Units, you should consider carefully the following risks and disadvantages of the offer:

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER

We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including the general or any limited partner.


LOSS OF FUTURE BENEFITS FROM YOUR OWNERSHIP OF UNITS

If you tender your units in response to our offer you will transfer to us all right, title and interest in and to all of the units we accept, including the right to participate in any future potential benefits represented by the ownership of the units. Accordingly, you will not receive any future potential benefits from units you sell to us, such as future distributions by your partnership and the potential for appreciation in the value of the units you sell to us.

POSSIBLE FUTURE OFFER AT A DIFFERENT  PRICE

It is possible that we may conduct an unrelated future offer for units and that any such offer could be at a different price. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions and our interest in acquiring additional units.

RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS

Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The "amount realized" with respect to a unit of limited partnership interest you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of the sale will depend upon a number of factors related to your tax situation, including your tax basis in the units you transfer to us, whether you dispose of all of your units, whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units and your status for tax purposes. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you. See Section 6.

     SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

     The first paragraph of Section 2 is hereby amended and restated in its entirety as follows:

     Upon the terms and subject to the conditions of the Offer, Purchaser will purchase by accepting for payment and will pay for Units validly tendered and not withdrawn in accordance with the procedures specified in Section 4, promptly following the Expiration Date in accordance with Rule 14e-1(c) of the Exchange Act. A tendering beneficial owner of Units whose Units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the Purchase Price; rather, payment will be made to the custodian of such account or plan.

     The sixth paragraph of Section 2 is hereby amended and restated in its entirety as follows:

     If any tendered Units are not accepted for payment for any reason or if Unit Certificates are submitted for more Units than are tendered, Unit Certificates evidencing unpurchased or untendered Units will be returned (or, in the case of Units tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in
Section 3, such Units will be credited to an account maintained at the Book-Entry Facility), without expense to the tendering Holder, promptly following the expiration, termination or withdrawal of the Offer in accordance with Rule 14e-1(c) of the Exchange Act.


     SECTION 3. PROCEDURE FOR TENDERING UNITS.

     The paragraph under the heading Determination Of Validity; Rejection Of Units; Waiver Of Defects; No Obligation To Give Notice Of Defects of Section 3 has been amended and restated in its entirety as follows:

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Units of any particular Holder whether or not similar defects or irregularities are waived in the case of other Holders. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding on all parties. No tender of Units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither Purchaser, the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

     SECTION 8. FUTURE PLANS OF PURCHASER.

     The second paragraph of Section 8 is amended and restated as follows:

     Pursuant to the Rights Condition, we are not obligated to purchase any Units if the Partnership fails to redeem the Rights of limited partners to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between the Partnership and EquiServe Trust Company, N.A., as rights agent without instituting any similar rights plan, or if Purchaser is not satisfied in its reasonable discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer. If the Partnership does not redeem the Rights in connection with the Offer, we intend, if necessary, to seek through the solicitation of proxies from limited partners, at a meeting of limited partners, or through the solicitation of written consents from limited partners, to remove the general partner of the Partnership and to replace it with an affiliate of ours. We expect that such new general partner will take all necessary action to redeem the Rights and thereby satisfy the Rights Condition.

     The fourth paragraph of Section 8 is amended and restated in its entirety as follows:

     Except to the extent set forth in the Offer to Purchase, Purchaser does not have any present plans or proposals which relate to or would result in (but reserves the right to engage in transactions that may relate to or result in) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries; a purchase, sale or transfer of a material amount of the Partnership's or any of its subsidiaries' assets; any changes in composition of the Partnership's senior management or personnel or any material term of the employment contract of any executive officer; any changes in the Partnership's present capitalization, indebtedness or dividend policy; or any other material changes in the Partnership's corporate structure or business.

     SECTION 9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

     The first paragraph of Section 9 is amended and restated in its entirety as follows:

     Information contained in this Section 9 is based upon documents and reports publicly filed by the Partnership. Although Purchaser has no information that any statements contained in this Section 9 are untrue, Purchaser cannot take responsibility for the accuracy or completeness of the information contained in such documents or reports or for any failure by the Partnership to disclose events which may have occurred and may effect the significance or accuracy of any such information but which are not known to Purchaser.

     The second paragraph of Section 9 is amended and restated in its entirety as follows:

     The Partnership was organized under the laws of the State of Delaware. Its principal executive offices are located at 3710 Rawlins, Suite 1500, Dallas, Texas 75219-4298. The telephone number of the Partnership's principal executive office is: (214) 528-5588.

     SECTION 10. INFORMATION CONCERNING PURCHASER AND CERTAIN AFFILIATES OF PURCHASER, PAST CONTACTS AND BACKGROUND OF THE OFFER.

     The sixth paragraph of Section 10 is amended and restated in its entirety as follows:

     The business address of the Purchaser and Barberry is 100 South Bedford Road, Mount Kisco, New York 10549. The business address of Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York, 10153. The business telephone number of such persons is (212)702-4300.

     SECTION 11. SOURCE OF FUNDS.

     The last sentence of Section 11 is amended and restated in its entirety as follows:

     Purchaser will obtain the funds necessary to complete the Offer from its working capital.

     SECTION 13. CONDITIONS OF THE OFFER.

     The first and second paragraphs of Section 13 are amended and restated as follows and clause (h) of the second paragraph of Section 13 has been deleted:

     The Offer is conditioned upon, among other things: (i) redemption of the Rights by the Partnership without instituting any similar rights plan, or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer (the "Rights Condition"); and (ii) the Partnership`s general partner having agreed in writing to consent to the admission of the Purchaser to the Partnership as a substituted limited partner in accordance with the partnership agreement of the Partnership and applicable law with respect to the Units to be purchased in the Offer (the "Consent Condition"). The Purchaser has made a request to the general partner of the Partnership to take the necessary actions to satisfy the Rights Condition and the other conditions to the Offer.

     Notwithstanding any other provision of the Offer, we shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Units promptly after the termination or withdrawal of the Offer), to pay for any Units, may postpone the acceptance for payment or payment for tendered Units, and any, in our sole discretion, terminate or amend the Offer as to any Units not then paid for if (i) at the Expiration Date, the Rights Condition and the Consent Condition have not been satisfied or (ii) if on or after the date of commencement of the Offer, and at or prior to the Expiration Date, any of the following events shall occur:

     The second to last paragraph of Section 13 is amended and restated in its entirety as follows:

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to such conditions or may be waived by Purchaser in whole or in part at any time and from time to time prior to the Expiration Date in its sole discretion. Purchaser will assert the conditions to the Offer only if they have not in fact been satisfied. The determination as to whether any condition has occurred will be in the sole judgment of Purchaser and will be final and binding upon all parties.


                                                HIGH RIVER LIMITED PARTNERSHIP






May 15, 2003

Schedule I is amended as follows:


                                   SCHEDULE I

Carl C. Icahn.

The last sentence of the paragraph following the heading "Carl C. Icahn" is amended and restated in its entirety as follows:

Mr. Icahn's principal business address for the past five years and currently is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.


Jordan Bleznick.

The paragraph following the heading "Jordan Bleznick" is amended and restated in its entirety as follows:

Mr. Bleznick has been the Vice President-Taxes of Barberry Corp. since March 2003. Mr. Bleznick has been the Vice President-Taxes of Starfire Holding Corporation September 2002. He has been the Senior Tax Counsel for various affiliates of Mr. Icahn since April 15, 2002. From March 2000 through March 2002, Mr. Bleznick was a partner in the New York City office of the law firm of Piper Rudnick LLP, located at 1251 Avenue of the Americas, New York, New York 10020. From January 1994 through February 2000, he was a partner in the law firm of Gordon Altman Weitzen Shalov and Wein, located at 114 West 47th Street, New York, New York 10036. Mr. Bleznick's business address is Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Holder or such Holder's broker, dealer, bank, trust company or other nominee to the Depositary as set forth below.


                        The Depositary for the Offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

                             Facsimile Transmission
                                 (718) 234-5001

                              Confirm by Telephone
                                 (718) 921-8200
                            Toll-Free: (800) 937-5449

 By Hand:                     By Overnight Courier:           By Mail:
59 Maiden Lane                   59 Maiden Lane             59 Maiden Lane
New York, New York 10038    New York, New York 10038    New York, New York 10038


     Questions and requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                              D.F. King & Co., Inc.
                                 48 Wall Street
                               New York, NY 10005

                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll Free: (800) 290-6426